Exhibit 99.1

BROOKFIELD PROPERTY REIT INC. DECLARES QUARTERLY DIVIDENDS

BROOKFIELD NEWS, November 6, 2020 – Brookfield Property REIT Inc. (NASDAQ: BPYU) announced today that its Board of Directors has declared a quarterly dividend of $0.3325 per share on its Class A Stock payable on December 31, 2020 to shareholders of record at the close of business on November 30, 2020.

The Board of Directors has also declared a quarterly dividend on the 6.375% Series A Cumulative Redeemable Preferred Stock (NASDAQ: BPYUP) of $0.39844 per share payable on January 1, 2021, to stockholders of record on December 15, 2020.

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About Brookfield Property REIT Inc.

Brookfield Property REIT Inc. (“BPYU”) is a subsidiary of Brookfield Property Partners L.P., (NASDAQ: BPY; TSX: BPY.UN) (“BPY”) one of the world’s premier real estate companies, with approximately $88 billion in total assets.  BPYU was created as a public security that is intended to offer economic equivalence to an investment in BPY in the form of a U.S. REIT stock.

Brookfield Property Partners are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets.

Further information is available at bpy.brookfield.com/bpyu.

Contact:

Matt Cherry

Senior Vice President, Investor Relations

Tel.: (212) 417-7488

Email: Matthew.Cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

	Sep. 30,	Dec. 31,
(US$ Millions)	2020	2019
Assets
Investment properties	$73,246	$75,511
Equity accounted investments in properties	19,573	20,764
Property, plant and equipment	4,980	7,278
Financial assets	1,448	1,250
Accounts receivable and other	5,441	5,015
Cash and cash equivalents	1,803	1,438
Assets held for sale	1,757	387
Total Assets	$108,248	$111,643
Liabilities
Corporate borrowings	$2,721	$1,902
Asset-level debt obligations	45,253	47,466
Subsidiary borrowings, non-recourse to BPY	6,574	6,022
Capital securities	3,037	3,075
Deferred tax liability	2,615	2,515
Accounts payable and other liabilities	5,784	5,588
Liabilities associated with assets held for sale	825	140
Equity
Preferred equity	699	420
General partner	4	4
Limited partners	11,706	13,274
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	12,327	13,200
Limited partner units of Brookfield Office Properties Exchange LP	74	87
FV LTIP units of the operating partnership	51	35
Class A shares of Brookfield Property REIT Inc.	1,127	1,930
Interests of others in operating subsidiaries and properties	15,451	15,985
Total Equity	41,439	44,935
Total Liabilities and Equity	$108,248	$111,643

Brookfield Property Partners L.P.  1

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended		Nine Months Ended
	Sep. 30,		Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property and hospitality revenue	$1,545	$1,852	$4,666	$5,706
Direct commercial property and hospitality expense	(677)	(776)	(1,998)	(2,403)
	868	1,076	2,668	3,303
Investment and other revenue	91	165	307	410
Share of net earnings from equity accounted investments	76	409	(717)	1,499
	1,035	1,650	2,258	5,212
Expenses
Interest expense	(642)	(738)	(1,950)	(2,194)
Depreciation and amortization	(83)	(86)	(253)	(256)
General and administrative expense	(205)	(214)	(596)	(656)
Investment and other expense	(5)	—	(18)	(10)
	100	612	(559)	2,096
Fair value gains, net	(156)	449	(1,269)	(273)
Income tax (expense) benefit	(79)	(191)	(192)	(217)
Net income	$(135)	870	$(2,020)	$1,606

Net income attributable to:
General partner	$—	$—	$—	$—
Limited partners	(107)	218	(919)	418
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	(109)	218	(923)	427
Limited partner units of Brookfield Office Properties Exchange LP	(1)	2	(6)	3
FV LTIP units of the operating partnership	—	—	(3)	—
Class A shares of Brookfield Property REIT	(12)	36	(117)	86
Interests of others in operating subsidiaries and properties	94	396	(52)	672
	$(135)	$870	$(2,020)	$1,606

Brookfield Property Partners L.P.  2

RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended		Nine Months Ended
	Sep. 30,		Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property and hospitality revenue	$1,545	$1,852	$4,666	$5,706
Direct commercial property and hospitality expense	(677)	(776)	(1,998)	(2,403)
NOI	868	1,076	2,668	3,303
Investment and other revenue	91	165	307	410
Share of equity accounted income excluding fair value gains	151	177	516	622
Interest expense	(642)	(738)	(1,950)	(2,194)
General and administrative expense	(205)	(214)	(596)	(656)
Investment and other expense	(5)	—	(18)	(10)
Depreciation and amortization of non-real estate assets	(18)	(14)	(53)	(45)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(106)	(191)	(296)	(620)
FFO	134	261	578	810
Depreciation and amortization of non-real estate assets, net(1)	13	10	36	31
Transaction costs(1)	7	35	5	72
Gains/losses on disposition of non-investment properties(1)	—	1	3	—
Imputed Interest(2)	5	15	21	42
LP Investments realized gains(3)	3	—	17	87
BSREP III earnings(4)	2	2	5	11
Company FFO and realized gains	$164	$324	$665	$1,053

FFO	$134	$261	$578	$810
Depreciation and amortization of real estate assets	(65)	(72)	(200)	(211)
Fair value (losses) gains, net	(156)	449	(1,269)	(273)
Share of equity accounted income - Non FFO	(75)	232	(1,233)	877
Income tax (expense) benefit	(79)	(191)	(192)	(217)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	12	(205)	348	(52)
Non-controlling interests of others in operating subsidiaries and properties	94	396	(52)	672
Net income	$(135)	$870	$(2,020)	$1,606

(1) Presented net of non-controlling interests on a proportionate basis.

(2) Represents imputed interest on commercial developments accounted for under the equity method under IFRS.

(3)Net of associated carried interest to be due at a future date.

(4) BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions. As such, the BSREP III earnings adjustment reflects our proportionate share of the Company FFO.

Brookfield Property Partners L.P.  3

NET INCOME PER UNIT

	Three months ended
	Sep. 30, 2020			Sep. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$(229)	933.5	$(0.25)	$474	950.1	$0.50
Preferred share dividends	(11)	—	—	(5)	—	—
Number of units on conversion of preferred shares(1)	—	70.1	—	—	70.1	—
Basic per IFRS	(240)	1,003.6	(0.24)	469	1,020.2	0.46
Dilutive effect of conversion of capital securities and options(2)	—	—	—	—	—	—
Fully-diluted per IFRS	$(240)	1,003.6	$(0.24)	$469	1,020.2	$0.46

(1) IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2) For the three months ended September 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Sep. 30, 2020			Sep. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$(229)	933.5	$(0.25)	$474	950.1	$0.50
Preferred share dividends	(11)	—	—	(5)	—	—
Dilutive effect of conversion of preferred shares(1)	29	70.1	0.41	29	70.1	0.41
Dilutive effect of conversion of capital securities and options(2)	—	—	—	—	—	—
Fully-diluted per management	$(211)	1,003.6	$(0.21)	$498	1,020.2	$0.49

(1) Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.
(2) For the three months ended September 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

Brookfield Property Partners L.P.  4

NET INCOME PER UNIT

	Nine months ended
	Sep. 30, 2020			Sep. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$(1,968)	937.5	$(2.10)	$934	957.6	$0.98
Preferred share dividends	(31)	—	—	(8)	—	—
Number of units on conversion of preferred shares(1)	—	70.1	—	—	70.1	—
Basic per IFRS	(1,999)	1,007.6	(1.98)	926	1,027.7	0.90
Dilutive effect of conversion of capital securities and options(2)	—	—	—	8	9.0	0.89
Fully-diluted per IFRS	$(1,999)	1,007.6	$(1.98)	$934	1,036.7	$0.90

(1) IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2) For the nine months ended September 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Nine months ended
	Sep. 30, 2020			Sep. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$(1,968)	937.5	$(2.10)	$934	957.6	$0.98
Preferred share dividends	(31)	—	—	(8)	—	—
Dilutive effect of conversion of preferred shares(1)	88	70.1	1.26	88	70.1	1.26
Dilutive effect of conversion of capital securities and options(2)	—	—	—	8	9.0	0.89
Fully-diluted per management	$(1,911)	1,007.6	$(1.90)	$1,022	1,036.7	$0.99

(1) Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.
(2) For nine months ended September 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

Brookfield Property Partners L.P.  5